UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Orbotech Ltd.

(Name of Issuer)

Common Stock, Par Value NIS 0.14 per Share

(Title of Class of Securities)

M75253100

 (CUSIP Number)

Anthony Reich, Ion Asset Management, 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliya, Israel.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9 June 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M75253100	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Jonathan Half
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON Stephen Levey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M75253100	Page 4 of 6 Pages

1.	NAME OF REPORTING PERSON Ion Asset Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,568,658
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,568,658
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,658
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO/IA

Page 5 of 6 Pages

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Common Stock of Orbotech Ltd., (the “Issuer” or the “Company”) and amends the Schedule 13D filed on April 2, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on May 20, 2014 (the Original Schedule 13D, and as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). The address of the Issuer’s principal executive offices is Orbotech Park Ltd., P.O. Box 215, Yavne, Israel 81102.  This Amendment No. 2 is being filed by Ion Asset Management Ltd. (the “Management Company”), Jonathan Half, and Steven Levey (collectively, the “Reporting Persons”).

This Amendment No. 2 is being filed to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On June 9, 2014, the Management Company sent a letter to the Board of Directors of the Issuer, expressing concerns about the Issuer’s persistent underperformance and long term shareprice performance, which the Management Company believes is a result of a weak and entrenched Board of Directors.  The Management Company requested that the Board revise the proxy statement issued on June 5, 2014 to add the following three items to the agenda for the 2014 Annual General Meeting (“AGM”): 1) nomination of four highly qualified and experienced board member nominees to stand against the three incumbent Directors and one proposed new external Director; 2) a proposal to remove the staggered board structure and move to a declassified structure; and 3) a proposal that the Board review every Q2 and Q4 the capital structure of the Issuer, dividend, and share repurchase policy.  A committee of the Board comprised of those directors of the Issuer who qualify as independent would make a recommendation to the Board prior to such review and upon request of the committee, the Issuer will publish the results of the Board’s review.

The Management Company further requested that the Board consider delaying the AGM, currently scheduled for July 10, 2014, to allow investors to review the new proposals and vote accordingly, and urged investors to delay voting until the new proxy document has been received.  A copy of the letter, with its appendices, is filed herewith as Exhibit 99.2 and incorporated herein by reference.  The description of the letter contained in this Amendment No. 2 is qualified in its entirety by reference to Ex. 99.2 hereto.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to reflect the following:

On June 5, 2014, the Issuer filed a Form 6-K in which the Issuer reported 41,629,567 shares of Common Stock outstanding as of June 2, 2014, representing a decrease in the number of shares of Common Stock outstanding as previously reported by the Issuer.  Solely as a result of such decrease, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 6.17% of the Common Stock outstanding, as reflected on pages 2-4 of this Amendment No. 2.

Item 7.  Material to be filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 99.2 – The Management Company’s Letter to the Board of Directors of the Issuer, and Appendices (dated June 9, 2014).

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Ion Asset Management Ltd.

Dated: 9 June 2014	By:	/s/ Jonathan Half /s/ Stephen Levey
Jonathan Half Stephen Levey
Director Director

Dated: 9 June 2014	By:	/s/ Jonathan Half
Jonathan Half

Dated: 9 June 2014	By:	/s/ Stephen Levey
Stephen Levey